FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 1 March 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	1 March 2005	Date:	1 March 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Reed Elsevier Announces Retirement of Morris Tabaksblat as Chairman, names Jan Hommen as his successor

Exhibit 99.1

NEWS RELEASE

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

1 March 2005

Reed Elsevier Announces Retirement of Morris Tabaksblat as Chairman,

names Jan Hommen as his successor

Reed Elsevier announced today the forthcoming retirement of Morris Tabaksblat (67) as non-executive Chairman of Reed Elsevier. Mr Tabaksblat, who has been Chairman since 1999, is reducing his business commitments for personal reasons and will step down from his role at the end of the Reed Elsevier PLC and Reed Elsevier NV Annual General Meetings in April 2005.

Reed Elsevier also announced today that, subject to his appointment to the boards, Jan Hommen will succeed Mr Tabaksblat as non-executive Chairman of both Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. Mr. Hommen is presently Vice Chairman of the Board of Management and Chief Financial Officer and Executive Vice President of Royal Philips Electronics. He will be standing down from these positions on May 1, 2005, when he reaches the statutory retirement age of 62.

Mr Hommen will be proposed for appointment as a non-executive director of Reed Elsevier PLC and a member of the supervisory board of Reed Elsevier NV at the Annual General Meetings in April 2005 and will assume the chairmanships on Mr. Tabaksblat’s retirement.

Commenting on Mr. Tabaksblat’s retirement, Sir Crispin Davis, Chief Executive Officer, said: “I am extremely grateful for the guidance Morris has provided to Reed Elsevier and to me personally. He has been an outstanding Chairman for over six years and has guided the boards and management through a period of considerable change, first in helping to stabilise the business and then leading a period of strong recovery.”

Mr Tabaksblat, commenting on Mr Hommen’s appointment, said: “Jan Hommen brings a wealth of experience to this senior role. Having operated as a senior business executive in international roles for 15 years, he is well suited to be chairman of Reed Elsevier. I am pleased to hand over to such a capable person.”

Mr Hommen, who was born in ‘s-Hertogenbosch, The Netherlands, in 1943, started his career in 1970 at Alcoa where he held positions of increasing seniority until his appointment as Executive Vice President and Chief Financial Officer in 1991. In 1997, Mr Hommen became Executive Vice President and Chief Financial Officer of Royal Philips Electronics. He was later appointed Vice Chairman of the Board of Management and tasked with responsibility for the Philips Medical Systems business.

Mr Hommen is currently a member of the supervisory boards of Koninklijke Ahold N.V., and of TPG N.V. and is a director of MedQuist Inc, a quoted US subsidiary of Philips.

There are no further matters to be disclosed in accordance with paragraph 16.4 of the Listing Rules of the UK Listing Authority.